Exhibit 99.1

AGM Group Holdings Inc. to Commence Trading on NASDAQ

BEIJING, China, Apr. 18, 2018 /PRNewswire/ -- AGM Group Holdings Inc. (“AGM” or the “Company”) (NASDAQ:AGMH), a financial technology (“FinTech”) company providing trading platform solutions and enhancing technologies for brokerage firms and other financial institutions, announced that its Class A ordinary shares have been approved for listing on the NASDAQ Capital Market and will begin trading today under the symbol “AGMH”.

The Company completed the initial public offering of its Class A ordinary shares on April 13, 2018 that raised approximately $6.53 million in gross proceeds, before deducting underwriting discounts, commissions and other related expenses, through the issuance of 1,306,055 Class A ordinary shares at a public offering price of $5.00 per share.

Network 1 Financial Securities, Inc. served as the underwriter for the offering. Ortoli Rosenstadt LLP acted as U.S. legal counsel to the Company, and Mei & Mark LLP acted as legal counsel to the underwriter.

A registration statement relating to the securities being sold in this offering was declared effective by the Securities and Exchange Commission (“SEC”) on February 15, 2018. The offering of these securities was made only by means of a prospectus, forming a part of the registration statement. A copy of the final prospectus relating to the offering may be obtained by contacting Network 1 Financial Securities, Inc., 2 Bridge Avenue, Suite 241, Red Bank, New Jersey 07701, Attention: Steven Sun, Executive Director, Investment Banking or email jsun@netw1.com or by calling +1 (800)-886-7007. In addition, a copy of the final prospectus relating to the offering may be obtained via the SEC's website at www.sec.gov.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About AGM Group Holdings Inc.

Incorporated in April 2015 and headquartered in Beijing, China, AGM Group Holdings Inc. is an emerging financial technology (“FinTech”) company focusing on delivering innovative trading platform solutions and enhancing technologies for brokerage firms and other financial institutions. The Company currently offers three services lines: (i) online trading platform application service for institutional clients; (ii) forex trading brokerage service; and (iii) program trading application technology and management service. For more information, please visit www.agmgroup.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company's goals and strategies; the Company's future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the online trading industry in China and the other international markets the Company serves; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:

Guofu Zhang, Chief Financial Officer

Email: DylanChiang@agmboard.com

Investor Relations:

Tony Tian, CFA
Weitian Group LLC
Email: tony.tian@weitian-ir.com

Phone: +1-732-910-9692